UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-39810

IDEX Biometrics ASA

(Exact name of Issuer as specified in its charter    )

Kingdom of Norway	Not applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

Dronning Eufemias gate 16 Oslo, Norway	NO-0191
(Address of Principal Executive Offices)	(Zip code)

American Depositary Shares,

each representing 75 ordinary shares, NOK 0.15 nominal value per share

Ordinary Shares, NOK 0.15 nominal value per share*

(Title of each class of securities covered by this Form)

*	Not for trading, but only in connection with the registration of the American Depositary Shares. Securities registered or to be registered pursuant to Section 12(g) of the Act.

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐
(for equity securities)	(for successor registrants)
Rule 12h-6(c) ☐	Rule 12h-6(i) ☐
(for debt securities)	(for prior Form 15 filers)

Item 1. Exchange Act Reporting History

A.

IDEX Biometrics ASA (the “Company” or “IDEX”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on February 26, 2021, the date that the Company’s Registration Statement was declared effective by the Securities and Exchange Commission (the “Commission”). Prior to August 10, 2023, the Company’s American Depositary Shares (“ADSs”), each representing 75 ordinary share of the Company, NOK 0.15 nominal value per share (the “Ordinary Shares”), were listed on The Nasdaq Capital Market (“Nasdaq”). On July 31, 2023, the Company voluntarily filed a Form 25 with the Commission informing the Commission that the Company had determined to voluntarily delist the ADSs from listing on Nasdaq.

B.

The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company has not sold securities in the United States in a registered offering under the Securities Act of 1933, as amended, other than pursuant to certain employee benefit plans pursuant to four Registration Statements on Form S-8. On July 21, 2023, the Company filed amendments to its four Registration Statements on Form S-8 (Nos. 333-254083, 333-259210, 333-265481 and 333-272679) to deregister any securities that remain unsold thereon, which amendments became effective upon filing.

Item 3. Foreign Listing and Primary Trading Market

A.	The Ordinary Shares trade under the symbol “IDEX” on the Oslo Bors stock exchange, which constitutes the primary trading market for such securities.

B.	The Ordinary Shares were initially listed for trading on the Oslo Bors stock exchange on May 11, 2015, which listing has been maintained in excess of 12 months preceding the filing of this form.

C.	Approximately [*]% of trading in the Ordinary Shares and ADSs, considered as a single class of securities, occurred in Norway during the 12 months preceding the filing of this form.

Item 4. Comparative Trading Volume Data

The Company’s trading volume data used to rely on Rule 12h-6(a)(4)(i) are as follows:

A. The recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is August 11, 2022 to August 10, 2023.

B. During the 12-month period beginning August 11, 2022 and ending August 10, 2023, the average daily trading volume of the ADSs in the United States was 120,098 shares and the average daily trading volume of the Ordinary Shares and ADSs, considered as a single class of securities, on a worldwide basis was 5,874,220 shares.

C. During the 12-month period beginning August 11, 2022 and ending August 10, 2023, the average daily trading volume of the ADSs in the United States was 2.0% as a percentage of the average daily trading volume of the Ordinary Shares and ADSs, considered as a single class of securities, on a worldwide basis.

D. On July 31, 2023, the Company filed a Form 25 with the Commission to delist its ADSs from Nasdaq. At such time, for the preceding 12-month period, the average daily trading volume of the ADSs in the United States was 117,459 shares.

E. On July 21, 2023, the Company notified The Bank of New York Mellon that it will terminate its ADS facility.

F. The Company used trading data from the Oslo Bors, The Nasdaq Stock Market and Nasdaq IR Insight to determine whether it meets the requirements of Rule 12h-6. The Company used the sources for trading volume information that it viewed as likely to have reliable information.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A. As required by Rule 12h-6(h), the Company published a notice disclosing its intent to terminate its duty to file reports under section 13(a) and section 15(d) of the Exchange Act on the date hereof.

B. The notice was disseminated in the United States via GlobeNewswire. In addition, the notice is attached as Exhibit 99.1 to this Form 15F.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company has published the information required by Rule 12g3-2(b)(1)(iii) on its Internet Web site at: www.IDEXbiometrics.com

PART III

Item 10. Exhibits

Attached as Exhibit 99.1 to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing IDEX’s intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)

The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, IDEX Biometrics ASA has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, IDEX Biometrics ASA certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: August 10, 2023

IDEX BIOMETRICS ASA

By:	/s/ Vincent Graziani
Name:	Vincent Graziani
Title:	Chief Executive Officer

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated August 10, 2023.